# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sotherly Hotels Inc., CIK 0001301236
CUSIP: 83600C103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 306 South Henry Street, Suite 100, Williamsburg, Virginia (VA), 23185
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000904454-24-000024
Filed by CIK 0001460559

## Reporting persons
- ROLLINS CAPITAL PARTNERS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,907,000; sole dispositive power 0; shared dispositive power 1,907,000; aggregate amount beneficially owned 1,907,000 (9.61% of the class)
  Comment: Based upon 19,849,165 shares of Common Stock of the Issuer outstanding as of October 29, 2024, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2024.
- ROLLINS CAPITAL LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,907,000; sole dispositive power 0; shared dispositive power 1,907,000; aggregate amount beneficially owned 1,907,000 (9.61% of the class)
  Comment: Based upon 19,849,165 shares of Common Stock of the Issuer outstanding as of October 29, 2024, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2024.
- ROLLINS CAPITAL MANAGEMENT LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,907,000; sole dispositive power 0; shared dispositive power 1,907,000; aggregate amount beneficially owned 1,907,000 (9.61% of the class)
  Comment: Based upon 19,849,165 shares of Common Stock of the Issuer outstanding as of October 29, 2024, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2024.
- JOHN A. WRIGHT: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,907,000; sole dispositive power 0; shared dispositive power 1,907,000; aggregate amount beneficially owned 1,907,000 (9.61% of the class)
  Comment: Based upon 19,849,165 shares of Common Stock of the Issuer outstanding as of October 29, 2024, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2024.

## Item 1. Issuer
Name of issuer: Sotherly Hotels Inc.
Address of issuer's principal executive offices: 306 South Henry Street, Suite 100, Williamsburg, VA 23185

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of Rollins Capital Partners, LP ("RCP"), Rollins Capital LLC ("RC"), Rollins Capital Management LLC ("RCM") and John A. Wright ("Mr. Wright" and, together with RCP, RC and RCM, collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated December 29, 2023, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 600 Congress Street, 14th Floor, Austin, Texas 78701.
Citizenship: RCP is organized as a limited partnership under the laws of the State of Delaware. RC is organized as a limited liability company under the laws of the State of Delaware. RCM is organized as a limited liability company under the laws of the State of Delaware. Mr. Wright is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

RCP is the direct beneficial owner of the shares of Common Stock covered by this statement. RCM is the investment manager of RCP and may be deemed to have indirect beneficial ownership of securities owned by RCP. RC is the general partner of RCP and may be deemed to have indirect beneficial ownership of securities owned by RCP. Mr. Wright is the sole managing member of each of RC and RCM and may be deemed to have indirect beneficial ownership of securities owned by RC and RCM. The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.
Percent of class: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ROLLINS CAPITAL PARTNERS LP: Rollins Capital LLP, General Partner (11/08/2024)
- ROLLINS CAPITAL PARTNERS LP: John A. Wright, Sole Managing Member (11/08/2024)
- ROLLINS CAPITAL LLC: John A. Wright, Sole Managing Member (11/08/2024)
- ROLLINS CAPITAL MANAGEMENT LLC: John A. Wright, Sole Managing Member (11/08/2024)
- JOHN A. WRIGHT: John A. Wright, Individual (11/08/2024)